UNITED STATES SECURITIES AND EXCHANGE
COMMISSION Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35381

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2021_____ AND ENDING ____12/31/2021_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _BOK Financial Securities, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_One Williams Center, Plaza East_____
                                   (No. and Street)

_____Tulsa_____Oklahoma_____74172_____
          (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Robert Ledvora_____ (405) 272-2311_____rledvora@bokf.com_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____Ernst & Young LLP_____
              (Name – if individual, state last, first, and middle name)

__One Williams Center, Suite 1700_____Tulsa_____Oklahoma____74172_____
(Address)   (City)   (State)   (Zip Code)

_October 20, 2003_____42_____
(Date of Registration with PCAOB) (if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.



Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Robert Ledvora________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BOK Financial Securities, Inc.____, as of December 31,______________, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public
State of Oklahoma
LISA R. GATES
McCLAIN COUNTY
COMMISSION #02008209
Comm. Exp. 06-10-2022

Signature: [signature]

Title:
_Chief Financial Officer__________________

[signature: Lisa R. Gates]
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X). ☐ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
BOK Financial Securities, Inc.
Year Ended December 31, 2021
With Report of Independent
Registered Public Accounting Firm

BOK Financial Securities, Inc.

Financial Statements
and Supplemental Information
As of and for the Year Ended
December 31, 2021

Contents



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of BOK Financial Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BOK Financial Securities, Inc. (the Company) as of December 31, 2021, the related statement of net income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1990.

Tulsa, Oklahoma
January 28, 2022

BOK Financial Securities, Inc.

Statement of Financial Condition
December 31, 2021

Assets		
Cash and cash equivalents	$	30,245,562
Securities owned, at fair value		41,062,007
Receivables from broker-dealers		10,814,452
Receivables from investment banking activities		735,710
Interest receivable		225,953
Income tax receivable from Parent		741,154
Prepaid expenses and other assets		816,188
Premises and equipment, net of accumulated depreciation of $705,108		920,136
Derivative contracts		20,313
Deferred tax asset, net		1,251,709
Deposits with third parties		318,950
Total assets	$	87,152,134
Liabilities and stockholder's equity		
Liabilities:		
Accrued operating expenses	$	6,144,982
Payable to affiliate		462,922
Securities sold not yet purchased, at fair value		5,006,482
Total liabilities		11,614,386
Stockholder's equity:		
Common stock, $10 par value – 2,500 shares authorized and issued		25,000
Additional paid-in capital		53,980,737
Retained earnings		21,532,011
Total stockholder's equity		75,537,748
Total liabilities and stockholder's equity	$	87,152,134

See accompanying notes.

BOK Financial Securities, Inc.

Statement of Net Income
Year Ended December 31, 2021

Revenues		
Brokerage fees and commissions	$	24,323,430
Trading gains, net		19,392,816
Investment banking fees and commissions		17,502,157
Interest income		769,434
Other revenue		1,548,968
Total operating revenues		63,536,805
Expenses		
Personnel		38,171,691
Affiliate allocated expenses		8,455,476
Clearance fees		3,621,408
Administrative and other		3,606,130
Equipment rental		2,923,191
Data processing		1,459,114
Depreciation and amortization		503,006
Total operating expenses		58,740,016
Net income before taxes		4,796,789
Income tax expense		1,172,655
Net income	$	3,624,134

See accompanying notes.

BOK Financial Securities, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2021

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Par Value			
Balance, January 1, 2021	2,500	$ 25,000	$ 53,935,122	$ 17,907,877	$ 71,867,999
Net income	—	—	—	3,624,134	3,624,134
Capital provided by share-based compensation	—	—	45,615	—	45,615
Balance, December 31, 2021	2,500	$ 25,000	$ 53,980,737	$ 21,532,011	$ 75,537,748

See accompanying notes.

BOK Financial Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2021

Operating activities		
Net income	$	3,624,134
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		503,006
Share-based compensation		45,615
Deferred income taxes		425,856
(Increase) decrease in operating assets:		
Derivative asset, net		(14,453)
Receivables from broker-dealer		(3,231,032)
Receivable from investment banking activities		(107,753)
Current income taxes receivable from Parent		(500,480)
Interest receivable		(144,839)
Prepaid expenses and other assets		243,438
Securities owned, at fair value		(14,224,819)
Deposits with third parties		492,100
Increase (decrease) in operating liabilities:		
Accrued operating expenses		(3,626,520)
Payable to affiliate		(161,552)
Securities sold not yet purchased		5,006,482
Net cash used in operating activities		(11,670,817)
Net decrease in cash and cash equivalents		(11,670,817)
Cash and cash equivalents at beginning of year		41,916,379
Cash and cash equivalents at end of year	$	30,245,562
Supplemental disclosure of cash flow information		
Cash paid for taxes	$	1,247,277

See accompanying notes.

BOK Financial Securities, Inc.

Notes to Financial Statements
As of and for the Year Ended December 31, 2021

1. Organization and Description of Business

BOK Financial Securities, Inc. ("BOKFS" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("the Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). BOKFS is a registered investment adviser with the SEC under the Investment Advisers Act of 1940. BOKFS is permitted to transact business as a broker/ dealer in all 50 states, subject to certain state securities regulations. BOKFS is registered with the SEC as a municipal adviser and with the Municipal Securities Rulemaking Board. BOKFS' Parent is a financial holding company, authorized to conduct the full range of activities permitted under Section 4(k) of the US Bank Holding Company Act.

BOKFS is a full-service securities firm and engages in investment banking, municipal advisor activities, trading and underwriting, and retail and institutional securities sales. BOKFS offers a variety of investment options, including mutual funds, unit investment trusts, variable annuities, municipal and other fixed-income securities, equities, real estate investment trusts, exchange-traded funds and financial advisory services. BOKFS financial representatives use a network of branch offices located primarily within branches of its national bank affiliate, BOKF, NA, in Oklahoma, Texas, New Mexico, Kansas/Missouri, Colorado, Arkansas and Arizona. BOKFS also services clients through standalone offices in Wisconsin and Connecticut. As a bank-affiliated broker-dealer, BOKFS is required to disclose to clients and potential clients its relationship with the Parent and that investments (1) are not insured by the Federal Deposit Insurance Corporation, (2) are not deposits or other obligations of and are not guaranteed by any bank or bank affiliate, and (3) are subject to risks, including possible loss of principal invested.

BOKFS' securities transactions are executed and customer accounts are carried and cleared on a fully disclosed basis with Pershing, LLC ("Pershing"), a clearing broker-dealer and a wholly owned subsidiary of Bank of New York Mellon ("BNY"). Pershing is a member of FINRA, the New York Stock Exchange and SIPC.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposit accounts and money market funds. As of December 31, 2021, cash and cash equivalents includes $24,616,059 in a money market fund sponsored by an unrelated global investment bank and $308,317 is on deposit with an unaffiliated bank. Additionally, $1,006,053 is on deposit with BOKF, NA and $4,315,133 is invested in a money market fund with Cavanal Hill Funds. A wholly owned subsidiary of BOKF NA, serves as investment advisor to the Cavanal Hill Funds.

Premises and Equipment

Premises and equipment consists of capitalized occupancy costs, office equipment, furniture and data processing assets. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets which range from three to ten years.

Receivables

BOKFS has net receivables from broker-dealers and investment banking activities. Receivables from broker-dealers represent amounts due for brokerage and funds on deposit for trading. Receivables for investment banking activities are recognized upon completion of underwriting and financial advisory services. BOKFS may reserve for expected uncollectible accounts based on an aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2021. Amounts not collected after 90 days are generally written off.

Securities Owned, at Fair Value

Securities are acquired by the Company for profit through resale with purchases carried at fair value with unrealized gains and losses included in trading gains, net, in the Statement of Net Income. The purchase or sale of securities is recognized on a trade date basis. Realized gains or losses are based upon the cost of the specific security sold and included in trading gains, net, in the Statement of Net Income.

Derivative Contracts

The Company uses derivative instruments to mitigate market risk of holding Securities Owned. Changes in fair value of derivative instruments used to mitigate market risk are included in trading gains, net in the Statement of Net Income. At December 31, 2021, the gross notional value of such contracts was $14,000,000.

When bilateral netting agreements or similar agreements exist between the Company and its counterparties that create a single legal claim or obligation to receive or pay the net amount in settlement of the individual derivative contracts, the Company reports derivative assets and liabilities on a net by counterparty basis.

Derivative contracts may also require the Company to provide or receive cash margin as collateral for derivative assets and liabilities. Derivative assets are reported net of cash margin when certain conditions are met.

Derivative contracts utilized by the Company are not designated as a hedging instruments for accounting purposes.

Intangible Assets

Intangible assets represented customer relationships acquired in conjunction with an acquisition by the Parent and contributed to the Company, as well as a non-compete/non-solicitation agreement between the Company and a former employee. Intangible assets were amortized on a straight-line basis over useful lives of three to five years. Amortization for the year ended December 31, 2021 was $283,890 and is included in Depreciation and amortization in the Statement of Net Income. Intangible assets were fully amortized as of December 31, 2021.

Revenue Recognition

Trading gains and losses are recorded on a trade-date basis.

Brokerage fees and commissions includes amounts earned from customers for trade execution, clearing and account management services. Brokerage fees on the sale of annuity contracts are recorded when the contracts are accepted by the insurance companies and the Company's performance obligation is completed. The Company also sells mutual fund products to clients and receives brokerage fees from mutual fund carriers as a percent of assets under management for selling and distribution services. The Company acts as an agent in these transactions and recognize revenue when a customer enters into an agreement with the mutual fund carrier. The Company may also receive trailing 12b-1 fees and recognizes this revenue in the period received since the revenue cannot be accurately predicted at the time the mutual fund shares are purchased by the client.

Investment banking fees and commissions include gains, losses, and underwriting fees, arising from securities in which BOKFS acts as underwriter. Investment banking revenue also includes fees earned from providing financial advisory services and structured financing services. Revenue is recognized upon completion of underwriting and financial advisory services.

Income Taxes

The Parent and its subsidiaries, including the Company, file consolidated tax returns. The Company provides for income taxes on a separate return basis and remit to Parent amounts determined to be currently payable. The Parent is agent for the Company under the tax sharing agreement with the Company and has no ownership rights to any refunds received for the benefit of the Company.

Current income tax expense or benefit is based on an evaluation that considers estimated taxable income and statutory federal and state income tax rates. The amount of current income tax expense or benefit recognized in any period may differ from amounts reported to taxing authorities.

Deferred tax assets and liabilities are based upon the temporary differences between the values of assets and liabilities as recognized in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect of changes in statutory tax rates on the measurement of deferred tax assets and liabilities is recognized through income tax expense in the period the change is enacted. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized.

Unrecognized tax benefits are included in accrued current income taxes payable for the uncertain portion of recorded tax benefits and related interest. These uncertainties result from the application of complex tax laws, rules, regulations and interpretations, primarily in state taxing jurisdictions. Unrecognized tax benefits are assessed quarterly and may be adjusted through current income tax expense in future periods based on changing facts and circumstances, completion of examinations by taxing authorities or expiration of a statute of limitations. Estimated penalties and interest on uncertain tax positions are recognized in income tax expense.

Newly Adopted and Pending Accounting Pronouncements

FASB Accounting Standards Update No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2020-04")

On March 12, 2020, the FASB issued ASU 2020-04 which provides optional expedients and exceptions for applying U.S. GAAP to contract modifications and hedging relationships that reference LIBOR or another reference rate expected to be discontinued, subject to meeting certain criteria. Under the new guidance, an entity can elect by accounting topic or industry subtopic to account for the modification of a contract affected by reference rate reform as a continuation of the existing contract, if certain conditions are met. ASU 2020-04 became effective for all entities as of March 12, 2020 and will apply to all LIBOR reference rate modifications through December 31, 2022. Adoption of ASU 2020-04 is not expected to have a material impact on the Company's financial statements.

3. Net Capital Requirements

BOKFS is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker-dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2021, BOKFS' net capital position was as follows:

Net capital, as defined	$ 63,120,272
Net capital required	440,527
Excess capital	$ 62,679,745
Net capital ratio***	10.47%

***The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.

BOKFS does not carry its own customer accounts.

4. Deposits With Third Parties

As of December 31, 2021, deposits with third parties totaled $318,950, including a $100,000 cash security deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement, and good faith deposits of $218,950 represents deposits at issuers to guarantee BOKFS performance in underwritings.

5. Related Party Transactions

The Company engages in transactions with related parties in the ordinary course of business in compliance with applicable regulations.

As of December 31, 2021, Payable to affiliate of $462,922 consisted of a payable to BOKF, NA for intercompany settlement of certain operating expenses. BOKFS' financial obligations to BOKF, NA are guaranteed by a pledge of cash collateral by the Parent.

The income tax receivable from the Parent of $741,154 included an $807,977 receivable for federal income taxes and $66,823 payable for state income taxes. BOKFS is included in the consolidated income tax return filed by the Parent. Pursuant to a tax sharing agreement between BOKFS and the Parent, income taxes are allocated to BOKFS on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from the Parent.

Under the Networking Services Agreement between BOKF, NA and BOKFS, BOKF, NA shall provide certain operational and administrative services to BOKFS and in turn, BOKFS will reimburse BOKF, NA for services provided. In 2021, BOKFS incurred $8,455,476 of these expenses which are included in affiliate allocated expenses on the Statement of Net Income. Of this, management fees were $3,180,136, technology and communication costs were $2,187,174, occupancy costs were $1,813,522, human resources costs were $621,802, risk management costs were $455,293 and other expenses were $197,549.

In 2020, BOKFS entered into a Managed Services Agreement with BOKF, NA. Under the terms of the agreement, BOKFS provides property management and oversight, valuation and monetization services including providing advice, administration and execution on the disposition of foreclosed energy loans and related collateralized oil and gas assets (property) for assets owned by BOKF, NA. In 2021, BOKFS recognized $1,435,921 for these services which are included in investment banking fees and commissions on the Statement of Net Income.

To facilitate customer demand, the Company will purchase securities from and sell securities to its affiliated Bank, BOKF, NA. During 2021, the Company purchased securities with a total market value of $331,064,018 from BOKF, NA and sold securities with a market value $327,750,246 to BOKF, NA. The net gain on these transactions of $508,556 is included in trading gains, net.

BOKFS has a secured revolving line of credit with BOKF, NA and an unsecured revolving line of credit with the Parent, as discussed in Note 7.

BOKF, NA may serve as trustee for municipal bond issues underwritten by BOKFS. In that role, BOKF, NA assumes responsibility for all distributions of the proceeds along with payments for principal and interest to the bondholders through maturity.

In compliance with applicable regulations, BOKFS may provide broker-dealer services for certain executive officers, directors, and affiliates of the Parent.

There were no subordinated borrowings during 2021.

6. Financial Instruments

Fair value is defined by applicable accounting guidance as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market for the given asset or liability at the measurement date based on market conditions at that date.

A hierarchy for fair value has been established that categorizes into three levels the inputs to valuation techniques used to measure fair value:

Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1) - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Significant Other Observable Inputs (Level 2) - Fair value is based on significant other observable inputs, which are generally determined based on a single unadjusted price for each financial instrument provided by an applicable third-party pricing service and is based on one or more of the following:

- Quoted prices for similar, but not identical, assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and
- Other inputs derived from or corroborated by observable market inputs.

Significant Unobservable Inputs (Level 3) - Fair value is based on model-based valuation techniques for which at least one significant assumption is not observable in the market.

Transfers between levels are recognized as of the end of the reporting period. There were no transfers in or out of quoted prices in active markets for identical instruments, significant other observable inputs or significant unobservable inputs for the year ended December 31, 2021.

The underlying methods used by the third-party pricing services are considered in determining the primary inputs used to determine fair values. Management has evaluated the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers' quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values. Based on all observable inputs, management may adjust prices obtained from third-party pricing services to more appropriately reflect the prices that would be received to sell assets or paid to transfer liabilities in orderly transactions in the current market. No significant adjustments were made to prices provided by third-party pricing services at December 31, 2021.

Certain assets and liabilities recorded in the financial statements are measured at fair value on a recurring basis are as follows as of December 31, 2021:

	Total	Quoted Prices in Active Market for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets				
Securities owned:				
Obligations of the Federal Home Loan Bank	$ 5,268,729	$ —	$ 5,268,729	$ —
U.S. Treasury	4,999,800	4,999,800	—	—
Brokered certificates of deposit	247,844	—	247,844	—
State and municipal obligations	25,783,254	—	25,783,254	—
Preferred stock	561,384	—	561,384	—
Corporate obligations and other	4,200,996	—	4,200,996	—
Total securities owned	$ 41,062,007	$ 4,999,800	$ 36,062,207	$ —
Derivative contracts	$ 20,313	$ 20,313	$ —	$ —
Liabilities				
Securities sold not yet purchased - US Treasury	$ 5,006,482	$ 5,006,482	$	—

BOKFS is engaged in various trading and brokerage activities in which counterparties are primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, BOKFS may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is BOKFS's policy to review, as necessary, the credit standing of each counterparty and each issuer.

7. Funding Arrangements

In addition to its own resources, BOKFS utilizes financing agreements with BOKF, NA and Pershing as funding sources for its trading and investment banking activities.

BOKFS has a revolving line of credit with BOKF, NA of $60 million. There were no amounts drawn under this line of credit during 2021. Any outstanding amounts under the line must be fully collateralized by qualifying securities from the trading securities portfolio. BOKF, NA does not have the right to sell or re-pledge these securities. Interest is based on the lower of 30-day LIBOR or 1% plus 1.25% and and is paid monthly. The line matures on October 31, 2022.

In accordance with SEC rules, the Company's trades are executed and cleared in proprietary accounts, which allow Pershing, as the clearing firm, to loan BOKFS funds for the purposes of financing securities purchases or to facilitate funding of investment banking activities, on terms to be negotiated at the time of the borrowing. Such loans are subject to SEC regulations and clearing firm requirements. BOKFS had no outstanding borrowings from Pershing at December 31, 2021. Under the terms of the clearing agreement, the Company has granted a blanket pledge of eligible securities as collateral for these advances. Interest rate is determined in accordance with the terms of the Clearing Agreement between the company and Pershing.

BOKFS has an unsecured $15 million revolving line of credit with the Parent. There were no amounts drawn under this line of credit during 2021. The primary purpose of the line is to provide additional liquidity and other uses, as allowed with prior approval from the Parent. Interest is based on the 30-day LIBOR rate plus 1.50% and is paid monthly. The line matures on October 31, 2022.

8. Commitments and Contingencies

BOKFS is an introducing broker to Pershing for equity and fixed income investment transactions pursuant to a fully disclosed clearing agreement. As such, BOKFS has agreed to indemnify Pershing against potential losses due to a customer's failure to settle a transaction or repay a margin loan. Equity and fixed income transactions are settled within two business days of the trades date. Customer margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Customer margin loans are secured, as required by the Board of Governors of the Federal Reserve Regulation T, *Credit by Brokers and Dealers*. At December 31, 2021, the total amount of customer balances subject to indemnification was $4,224. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant and no amount was recorded on BOKFS's Statement of Financial Condition to reflect this contingent liability based on an assessment of probable loss.

In the ordinary course of business, BOKFS is subject to legal actions and complaints. Management believes, based upon the opinion of counsel, that actions and liability or loss, if any, resulting from the final outcomes of any such actions and complaints will not have a material effect on the Company's financial condition, results of operations or cash flows.

For 2021, BOKFS expensed $2,243,428 for certain information services contracts and has commitments to purchase information services of $2,794,380 in 2022 and $828,330 in 2023.

In the normal course of business, BOKFS enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2021, and were subsequently settled, had no material effect on the financial statements.

9. Income Taxes

The net deferred tax asset of $1,251,709 reflects the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax asset consists of deferred tax assets of $1,396,227 and deferred tax liabilities of $144,518. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized. No valuation allowance was required at December 31, 2021. The significant components of deferred income taxes principally relate to accrued liabilities, identified intangibles and prepaid expenses.

The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to income tax expense (benefit) for the year ended December 31, 2021, was as follows:

	Amount	Percent
Tax expense at U.S. statutory rate	1,007,325	21.00 %
Tax-exempt revenue	(140,986)	(2.94)%
State income tax, net of federal tax benefit	325,642	6.79 %
Other	(19,327)	(0.40)%
Total income tax expense (benefit)	$ 1,172,654	24.45 %

Significant components of the income tax expense (benefit) for the year ended December 31, 2021, were as follows:

Current:	
Federal	$ 469,696
State	277,103
Total current	746,799
Deferred:	
Federal	318,839
State	107,017
Total deferred	425,856
Total income tax expense (benefit)	$ 1,172,655

There were no uncertain tax positions at December 31, 2021.

Federal statute remains open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

10. Employee Benefits

BOKFS employees who meet certain service requirements may participate in a defined-contribution thrift plan sponsored by BOKF, NA. Employee contributions are matched by BOKFS equal to 6% of base compensation as defined in the plan. BOKFS matching contribution rates range from 50% for employees with less than four years of service to 200% for employees with 15 or more years of service. Additionally, a maximum non-elective annual contribution of up to $750 is made for employees whose annual base compensation is less than $40,000. Participants may direct investments in their account to a variety of options, including the Parent's common stock fund or funds where BOKF, NA serves as the custodian. Employer contributions invested in accordance with the participant's investment options vest over five years. BOKFS employees also participate in healthcare and other benefit plans sponsored by BOKF, NA. Total allocated expense from these benefit plans to BOKFS, included in personnel expense, was $2,742,997 for 2021.

BOKFS's employees may also be awarded share-based compensation through BOKF's various share-based compensation plans, primarily in the form of non-vested common shares of the Parent. Grant date fair value of non-vested shares is based on the then-current market value of the Parent's common stock. Non-vested shares generally vest in three years and are subject to a two year holding period after vesting. Compensation cost is recognized as expense over the service period, which is generally the vesting period. Expense is reduced for estimated forfeitures over the vesting period and adjusted for actual forfeitures as they occur. In 2021, the Parent allocated $45,615 of share-based compensation expense to BOKFS, which is included in personnel expense.

11. Subsequent Events

BOKFS has evaluated events from the date of the financial statements on December 31, 2021, through the date the financial statements were issued.

Supplemental Information

BOK Financial Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2021

Net capital

Stockholder's equity	$	75,537,748
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		75,537,748
Non-allowable assets:		
Securities owned, defined by SEC rule as not readily marketable		4,315,133
Deferred tax asset		1,251,709
Receivable from investment banking activities		864,232
Prepaid expenses and other assets		816,188
Fixed assets		920,136
Federal and state income taxes receivable from parent		741,154
Deposit and other non-allowable assets		100,000
Total non-allowable assets		9,008,552
Other deductions or charges		27,097
Net capital before haircuts		66,502,099
Haircuts on securities		3,381,827
Net capital	$	63,120,272

Computation of basic net capital requirement

Minimum net capital required (1/15 of aggregate indebtedness)	$	440,527
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	440,527
Excess net capital	$	62,679,745

Computation of aggregate indebtedness

Total aggregate indebtedness	$	6,607,904
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	6,607,904
Percentage of aggregate indebtedness to net capital		10.47 %

The Company does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2021, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

BOK Financial Securities, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule and Footnote 74 of the SEC Release No. 34-70073 regarding its advising on oil and gas interests and the private placement of securities.

The Company does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2021, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

BOK Financial Securities, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule and Footnote 74 of the SEC Release No. 34-70073 regarding its advising on oil and gas interests and the private placement of securities.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2021, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.